February 15, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:	Financial Investors Trust (File No. 811-08194)
U.S. Treasury Money Market Fund
Prime Money Market Fund
American Freedom U.S. Government Money Market Fund
Listed Private Equity Fund
Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees

To Whom It May Concern:

Pursuant to rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of two additional endorsements (the “Endorsement”) to the financial institution bond (the “Bond”) in favor of Financial Investors Trust, and resolutions relating to this Bond.   The Endorsement removes the current list of assureds named under the Bond and adds the Listed Private Equity Fund to the list of assureds named under the Bond.  Please note there was no increase to the premium as a result of the Endorsement.

Please call me at (303) 623-2577 if you have any questions.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary

Enclosures

	FEDERAL INSURANCE COMPANY
	Endorsement No.:	5
	Bond Number:	81448233
NAME OF ASSURED: FINANCIAL INVESTORS TRUST

              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 20, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 7, 2008

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

	FEDERAL INSURANCE COMPANY
	Endorsement No:	6
	Bond Number:	81448233
NAME OF ASSURED: FINANCIAL INVESTORS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Financial Investors Trust
U. S. Treasury Money Market Fund
Prime Money Market Fund
American Freedom U.S. Government Money Market Fund
Listed Private Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 20, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 7, 2008

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

December 14, 2007

WHEREAS, at the September 4, 2007 meeting of the Board of Trustees of Financial Investors Trust (the “Trust”), the Board of Trustees of the Trust authorized the appropriate officers of the Trust to negotiate the renewal of the fidelity bond coverage and a trustees’ and officers’ errors and omissions liability insurance; and

WHEREAS, the Trust has obtained such coverage through October 1, 2008.

NOW, THEREFORE, BE IT:

RESOLVED, that the final form of the fidelity bond (the “Bond”) written by Chubb Group of Insurance Companies in the aggregate amount of $1,250,000 be, and the same hereby is, ratified after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s funds; and

FURTHER RESOLVED, that the amendment(s) and endorsements to the Bond required to add the Listed Private Equity Fund be, and they hereby are, approved to the extent such amendments and endorsements do not otherwise change the terms of the Bond or require an increase in the premium paid for such Bond;

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.

. . . .